PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

09046887

SUPPL

26th August 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

~~Premier Oil plc (f/k/a~~ Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 26th August 2009.

"Drilling Update - Norway, Congo"

Yours faithfully

C. Cunliffe

for Stephen Huddle
Company Secretary

Enc

dlw 9/8

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc
("Premier" or "the Company")

Drilling update – Norway, Congo

26 August 2009

Norway

As published in Norway earlier today, Premier announces the successful completion of the drilling and testing of the Bream appraisal well (17/12-4, 4A and 4B) on Block 17/12 in Norway. A vertical pilot hole and two horizontal side-tracks were drilled. One of the side-tracks was tested from a limited perforated interval with a maximum flow-rate of 2,516 boepd.

The principal objectives of the appraisal were achieved in determining the deliverability and connectivity of the Middle Jurassic Brent aged reservoirs. The target Middle Jurassic Bryne sand sequence was encountered as prognosed. An extensive data collection program has been carried out including coring of the reservoir, wireline logging operations and a DST which suggest initial recoverable volumes of between 39 – 63mmbbl. Further evaluation is ongoing.

The well was drilled in a water depth of 110 metres to a depth of 2452 metres below sea level and has now been plugged and abandoned.

Congo

The Frida Marine -1 well in the Congo Marine IX permit has reached a target depth of 3250m. Logging has indicated that the well did not encounter hydrocarbons and it is being plugged and abandoned as a dry hole. Well result analysis is ongoing to determine implications of this result on the follow-up prospect, Ida.

The rig is expected to be off contract on the 29th August.

Simon Lockett, Chief Executive Officer, commented:

"We are disappointed that the Frida well encountered no hydrocarbons, however the news from Bream is extremely encouraging for future development in Norway. Additional potential exists on adjoining acreage operated by Premier including the discovery on 18/10 and the Gardrofa prospect. These could add the volumes required for a potential Bream Area development."

Enquiries

Premier Oil plc	**Tel: 020 7730 1111**
Simon Lockett	
Tony Durrant	
Pelham PR	
James Henderson	**Tel: 020 7337 1501 / 07774 444 163**
Gavin Davis	**Tel: 020 7337 1515 / 07910 104 660**
Evgeniy Chuikov	**Tel: 020 7337 1513 / 07894 608 606**

Registered number: SC234781 Registered office: 4th Floor, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN, United Kingdom